May 25, 2023

Ms. Sarah Sidwell

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Better Choice Co Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form S-3
Filed on May 1, 2023
File No. 333-271555

Dear Ms. Sidwell:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Better Choice Company, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-271555) initially filed with the Securities and Exchange Commission (the “Commission”) on May 1, 2023, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is withdrawing the Registration Statement because of its ineligibility to use Form S-3. The undersigned represents that no securities were sold in connection with the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Louis Lombardo of Meister Seelig & Fein PLLC at (212) 655-3518 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Carolina Martinez
Carolina Martinez
Interim Chief Financial Officer